NEWS RELEASE 09-20	JUNE 16, 2009

ONGOING WORK-PROGRAM UNDERLINES STRONG PRODUCTION POTENTIAL OF SANDMAN GOLD DEPOSITS

Fronteer Development Group Inc. (FRG – TSX/NYSE Amex) is pleased to announce that Newmont USA Limited (“Newmont”), a subsidiary of Newmont Mining Corporation, has provided the results from a further 16 holes recently drilled as part of their 2009 US$5M work-program at the Sandman gold project in Nevada.

Drilling continues to focus on two gold deposits, Silica Ridge and Southeast Pediment, which are quickly emerging as a series of high-quality assets in an underexplored part of Nevada. These deposits, separated by six kilometres along the Sleeper Trend, already display compelling production attributes, including:

  High gold and silver grades, characteristic of productive epithermal vein systems;
  Wide intervals of mineralized wallrock surrounding the high grade vein networks;
  Oxidized and outcropping mineralization potentially amenable to heap-leaching and open-pit mining;
  Excellent surrounding infrastructure; and
  Located in the mining-friendly jurisdiction of Nevada.

At Silica Ridge, eight new drill holes have intersected oxidized gold mineralization, all within 40 metres of surface. Highlights include:

  8.35 grams per tonne gold over 4.94 metres in NSM-104;
  7.63 g/t over 10.18 metres, including 17.22 g/t over 3.90 metres in NSM-106; and
  12.32 g/t over 3.75 metres (starting at surface) in NSM-109.

Wider intervals of lower grade mineralization were also intersected in numerous holes. Using a 0.3 g/t cut-off, these intervals include:

  0.89 g/t over 17.59 metres in NSM-41; and
  0.96 g/t over 23.01 metres in NSM-103.

Mineralization at Silica Ridge occurs over a 700x250m area, down to a vertical depth of at least 50 metres, and remains open in all directions.

“We continue to encounter near-surface, high-grade mineralization at Sandman. The significance of these results supports our recently completed priority analysis that ranks Sandman among Fronteer’s highest quality assets in Nevada,” says Troy Fierro, Fronteer Chief Operating Officer. “While many companies are reworking historic mining properties, Fronteer continues to define resources in undeveloped areas.”

At Southeast Pediment, eight holes have intersected oxidized gold mineralization, all within 40 metres of surface. Highlights include:

  3.91 g/t over 7.59 metres in NSM-56;
  1.07 g/t over 10.21 metres in NSM-58; and
  1.51 g/t over 13.05 metres in NSM-72.

The Southeast Pediment Deposit has only been tested to a vertical depth of 200 metres and remains open in all directions. Two nearby geophysical/geochemical anomalies have yet to be drill tested.

Newmont’s ongoing 2009 work-program will provide the foundation for development activities. The overall objectives of the 2009 development program are to focus on the known deposits at Southeast Pediment and Silica Ridge and drill a combination of HQ and PQ core holes to:

  confirm the character of gold mineralization (size range of the gold);
  obtain bulk metallurgical material for mill grade and potential heap leach metallurgical tests;
  and improve the understanding of the geology and ore controls of the mineralization.

The 2009 exploration program will focus on finding additional mineralization along the known structural trends from two of the four existing gold resource areas, and also target new areas generated from geological mapping and the results of recent geophysical and geochemical surveys.

SANDMAN DRILL RESULTS
	From	To	Interval Au		Au	Ag	Cut-off
Hole ID	(m)	(m)	(m)	(g/t)	Opt	(g/t)	(g/t Au)	Target Area

NSM-56	29.26	36.85	7.59	3.91	0.114	22.68	0.5	South East Pediment
including	32.86	34.32	1.46	14.35	0.419	27.91	2.0

NSM-58	29.32	39.53	10.21	1.07	0.031	15.29	0.3	South East Pediment
including	29.32	32.31	2.99	0.65	0.019	14.70	0.5
including	34.44	37.09	2.65	1.82	0.053	18.49	0.5
including	38.01	39.53	1.52	1.13	0.033	16.48	0.5

NSM-67	17.07	19.93	2.87	0.62	0.018	8.41	0.3	South East Pediment
and	24.90	27.98	3.08	0.64	0.019	12.01	0.3
including	25.60	27.98	2.38	0.72	0.021	13.23	0.5
and	30.94	35.20	4.27	2.11	0.062	7.80	0.5
including	30.94	33.10	2.16	3.55	0.104	10.01	2.0

NSM-71	2.83	14.78	11.95	0.62	0.018	7.47	0.3	South East Pediment
including	8.66	12.56	3.90	1.05	0.031	6.42	0.5
and	17.77	25.45	7.68	1.24	0.036	13.04	0.5
including	23.93	25.45	1.52	2.80	0.082	20.09	2.0

NSM-72	9.85	12.19	2.35	0.81	0.024	6.35	0.5	South East Pediment
and	14.48	27.52	13.05	1.51	0.044	14.78	0.3
including	16.86	26.15	9.30	2.00	0.058	19.36	0.5
including	22.04	24.99	2.96	4.41	0.129	27.98	2.0
and	39.62	47.52	7.89	0.47	0.014	1.90	0.3
including	39.62	42.76	3.14	0.57	0.017	3.30	0.5

NSM-73	7.74	9.33	1.59	0.54	0.016	1.41	0.3	South East Pediment

including	7.74	8.75	1.01	0.67	0.019	0.89	0.5

NSM-78	32.31	33.19	0.88	0.57	0.017	4.39	0.5	South East Pediment

NSM-80	74.92	76.54	1.62	0.99	0.029	1.10	0.5	South East Pediment

NSM-37	12.34	20.21	7.86	0.83	0.024	8.72	0.3	Silica Ridge
including	12.34	17.37	5.03	1.09	0.032	10.49	0.5
and including	16.40	17.37	0.98	2.19	0.064	5.21	2.0

NSM-41	4.45	22.04	17.59	0.89	0.026	8.81	0.3	Silica Ridge
including	4.45	12.80	8.35	1.00	0.029	7.50	0.5
including	14.17	17.89	3.72	1.34	0.039	15.16	0.5
and including	14.17	14.84	0.67	3.64	0.106	22.70	2.0

NSM-103	0.00	23.01	23.01	0.96	0.028	62.53	0.3	Silica Ridge
including	0.00	6.61	6.61	1.32	0.039	98.69	0.5
and including	5.55	6.13	0.58	2.22	0.065	173.69	2.0
including	7.56	18.29	10.73	1.00	0.029	57.73	0.5
including	19.17	21.49	2.32	0.57	0.017	28.34	0.5

NSM-104	4.66	14.87	10.21	4.48	0.131	39.52	0.3	Silica Ridge
including	6.83	11.77	4.94	8.35	0.244	57.29	2.0
including	13.78	14.87	1.10	2.31	0.067	30.89	2.0
and	15.33	18.59	3.26	0.86	0.025	37.55	0.5
and	19.75	21.79	2.04	0.61	0.018	10.99	0.5

NSM-105	0.00	7.99	7.99	2.03	0.059	46.49	0.5	Silica Ridge
including	4.54	6.10	1.55	3.78	0.110	40.01	2.0

NSM-106	38.86	49.04	10.18	7.63	0.223	44.62	0.5	Silica Ridge
including	38.86	41.73	2.87	2.68	0.078	10.91	2.0
and including	42.73	46.63	3.90	17.22	0.502	77.25	2.0

NSM-108	0.00	2.87	2.87	2.26	0.066	8.26	0.5	Silica Ridge
including	0.00	1.34	1.34	2.77	0.081	7.51	2.0
and	20.48	27.77	7.28	1.22	0.036	56.51	0.5
and	28.59	36.30	7.71	0.72	0.021	21.84	0.3
including	29.54	31.76	2.23	1.06	0.031	46.12	0.5
including	32.55	36.30	3.75	0.64	0.019	6.51	0.5

NSM-109	0.00	3.75	3.75	12.32	0.359	19.78	2.0	Silica Ridge
and	6.71	7.56	0.85	2.64	0.077	56.58	2.0
and	8.66	13.78	5.12	1.46	0.043	35.63	0.3
including	8.66	12.01	3.35	2.00	0.058	44.18	0.5
and including	9.85	12.01	2.16	2.72	0.079	56.58	2.0

and	20.33	33.86	13.53	0.65	0.019	27.69	0.3
including	20.33	25.79	5.46	0.80	0.023	30.16	0.5
including	26.82	27.74	0.91	0.50	0.015	22.70	0.5
including	28.90	30.14	1.25	0.61	0.018	37.61	0.5
including	31.36	33.86	2.50	0.65	0.019	23.33	0.5

Note: The true width of the mineralized zones is estimated to be approximately 90% of those stated. Primary composite intervals were calculated using a cut-off of 0.3 g/t Au, 0.5 g/t Au and 2.0 g/t Au for the higher grade internal intervals. No gold values below the 0.30 g/t Au cut-off were included as internal dilution. The lower 0.3 g/t cut off is used to conform with the 43-101 compliant resources previously calculated on the Sandman Project.

Assays results are currently remaining for an additional 19 holes from the 2009 Phase 1 program completed on April 17, 2009.

Under the terms of the Sandman option and joint-venture agreement, Newmont can earn an initial 51% interest in the project by making a positive production decision by June 2011, spending a minimum of US$14 million on exploration and development, making a commitment to fund and construct a mine, and completing a feasibility study. Thereafter, Newmont may earn an additional 9% interest in Sandman by spending a further US$9 million on development. Fronteer can elect to have Newmont arrange financing for its 40% of ongoing development costs in the joint venture.

Drill samples and analytical data for the Sandman project are being collected under the supervision of Newmont, Fronteer’s joint venture partner and project operator, using industry standard QA-QC protocols. Fronteer's James Ashton P.E., who is the QP responsible for compiling the data contained in this release, has not verified the data; however, the grades and widths reported here agree well with the Company’s past results on the project and correspondence with the operator has given him no reason to doubt their authenticity. For further details on Sandman, please view the technical report prepared by Mine Development Associates (“MDA”), as of May 31, 2007, on SEDAR at http://www.sedar.com.

Sandman, Long Canyon and Northumberland are currently Fronteer’s leading properties among its large portfolio of gold projects in Nevada.

For more information on Sandman and Fronteer’s other Nevada projects, visit: http://www.fronteergroup.com/?q=content/nevada

ABOUT FRONTEER

Fronteer is an exploration and development company with three key gold projects in Nevada forming its platform for future gold production. Fronteer also has a 40% interest in three gold and copper-gold projects in western Turkey, and 100% ownership of Aurora Energy Resources, a private subsidiary advancing a world-class uranium district in Labrador, Canada. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations

Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.